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                                                                    EXHIBIT 20.1

CISCO SYSTEMS TO ACQUIRE CLARITY WIRELESS CORPORATION

SAN JOSE, Calif. - September 15, 1998 - Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held Clarity Wireless Corporation of Belmont, CA. Clarity is a leading developer of wireless communication technology for computer networking and Internet service markets.

This acquisition provides Cisco with fixed wireless technology, which complements Cisco's current last mile solutions including dial, xDSL, and cable. Last mile technologies can be divided into two areas, narrow-band (dial) and broadband (xDSL, cable and wireless), which enables the integration of voice, data and video. Clarity's technology is the first to provide high-speed, reliable operation in obstructed environments, which have traditionally been challenging to wireless network communications.

Under the terms of the acquisition, shares of Cisco common stock with an aggregate value of approximately $157 million will be exchanged for all outstanding shares and options of Clarity not already owned by Cisco. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between $.06 to $.09 per share for purchased in-process research and development expenses in the second fiscal quarter of 1999. These per share numbers take into account Cisco's three-for-two stock split effective today. Cisco has been a minority investor in earlier private placement funding of Clarity. The acquisition is expected to be completed by November 1998, and is subject to certain closing conditions.

CISCO EXTENDS BROADBAND ACCESS CAPABILITY INTO FIXED WIRELESS

Clarity's technology extends Cisco's broadband access portfolio of DSL and cable to include fixed wireless access. Clarity's technology targets the point-to-point and point-to-multipoint markets. Clarity recently demonstrated its breakthrough, high-speed (90Mbps) microwave communication system that operates with fiber-like reliability in long distance, non-line-of-site links. In comparison, today's high-speed wireless communications require clear line-of-site paths between end points. For the past year, the two companies have been developing wireless systems that integrate into Cisco products. Clarity has 39 employees and was founded in 1996. The Clarity team will relocate to Cisco's San Jose campus and will report to Kevin Kennedy, senior vice president of the service provider line of business.

ABOUT CISCO SYSTEMS

Cisco Systems (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. Cisco news and information are available at http://www.cisco.com.

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Cisco, Cisco IOS, Cisco Systems and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. in the U.S. and other countries. All other
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